October 4, 2024

CHU Chun On Franco
Chief Executive Officer
Waton Financial Limited
Suite 3605-06, 36th Floor
Tower 6 The Gateway
Harbour City, Tsim Sha Tsui
Kowloon, Hong Kong

       Re: Waton Financial Limited
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted September 9, 2024
           CIK No. 0001987363
Dear CHU Chun On Franco:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
January 23, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your disclosure here and elsewhere that in February 2024, WSI, through equity method investment, acquired a 55% interest in LeFeng Hainan Private Equity Fund
       Management Limited, a limited liability company established in the PRC, which has not commenced operations as of the date of this prospectus. Please expand your disclosure to clarify the details surrounding your acquisition of this interest, including the costs involved and any material terms of the transaction. Also, discuss your purpose for
 October 4, 2024
Page 2

       acquiring a majority interest of an LLC with no present operations, what operations are anticipated for this entity along with the timeline for such plans, and how it fits into your overall business strategy.
Risk Factors
If WSI is to provide services to virtual assets, page 35

2. We note your disclosure that WSI has notified the HKSFC of its intention to engage in the
       Virtual Assets Introducing Agent Business and the HKSFC is reviewing the application.
       Please also discuss the risk, if true, that there is no guarantee that the application to engage in the Virtual Assets Introducing Agent Business will be approved.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
64

3. Please revise your MD&A to discuss your financial condition and material changes in financial condition. Refer to Item 303 of Regulation S-K for guidance. Business - Overview, page 89

4. We note your disclosure here and on page 96 that you had more than 2,900 securities brokerage customers who have opened trading accounts and over 600 active customers with assets in their trading accounts. We also note your disclosure on page 90 that you provided software licensing and related support services to a total of 8 companies. Please revise to clarify if these brokerage customers are customers of the companies that have procured your trading platform APP. If not, please revise to clarify why certain customers using your trading platform APP also procure your software licensing and related support services which is a significant source of your revenue. Please more clearly explain how and why your different customers utilize your trading platform APP and software services.
Business, page 89

5. We note your response to prior comment 16, and that based on your revised disclosure on page 65 you have acquired less than 1% of the Series C Preferred Shares of New Markets
       (BVI) Limited, the holding company of The Micro Connect. While we note that
       negotiations are ongoing, and terms and timelines for implementation have not been established, please clarify here and on page 65 that absent a formal agreement there remains uncertainty and thus no guarantee you will ever be able to add the trading
       function of The Micro Connect   s Daily Revenue Contracts in your
trading platform APP,
       or advise.
Related Party Transactions, page 125

6. Please revise footnote (i) on page 126 to clarify if the disclosure about WSI disposing of a certain portion of its other investment to Zhou Kai at a consideration of approximately
       $2.0 million related to the sale of a portion of New Markets (BVI) Limited, the holding company of The Micro Connect, as discussed on page 65. We also note that the table references a third footnote, marked (iii), for Mr. Zhou Kai but we are unable to locate such footnote.
 October 4, 2024
Page 3

Financial Statements , page F-3

7. Please refer to prior comment 9. It appears you identified an error and corrected it in the current Form F-1 filed September 9, 2024. Please revise to disclose the information required by ASC 250-10-50-7 or tell us how you considered that this information was not required.
8. Please refer to prior comment 25. To the extent that you have material receivables that are past due, please revise here or in MD&A to quantify the aging of past due receivable balances into separate past due buckets (e.g. , 30 days past due, > 90 days past due, > 180 days past due, etc.) and disclose when you consider the receivable to be past due.
Consolidated Statements of Operations and Comprehensive Income, page F-4

9. It appears that the nature of revenue generated through your bond distribution services is significantly different than revenue generated from trading on your APP. For example, we note your disclosure on page 24 that bond distribution revenue is on a project-by-
       project basis and that brokerage revenue appears to be much more predictable and recurring. Given the materiality and potential variability of your bond distribution revenue, please consider separately presenting this revenue on your income statement or tell us why you believe separate presentation is not appropriate. Consolidated Statements of Changes in Shareholders' Equity, page F-5

10. We note that the number and amount of ordinary shares and the amount of additional paid-in capital changed as of March 31, 2022 and 2023 and that earnings per share for fiscal year 2023 changed as compared to the prior Form F-1 filed on December 22, 2023.
       We also note disclosure in the prior filing that amounts were Retrospectively restated for the effect of recapitalization in September 2023 (See Note 8 and 13). Please tell us why the amounts changed and revise to disclose the information required by ASC 250-10-50-7 as needed.
Note 2. Summary of Significant Policies - (n) Investment, cost, page F-11

11. Noting the disclosure here that appears to indicate that during fiscal year 2024 you purchased an investment for $6.8 million and subsequently sold $3.3 million of the investment, please tell us where cash flows from the sale are presented in the statement of cash flows. Please revise as needed.
Note 2. Summary of Significant Policies - Software licensing and related support services income, page F-13

12. Please refer to prior comment 14. Please revise to provide a description of the output method used related to the single performance obligation with WGI and how this method is applied to recognize revenue. Refer to ASC 606-10-50-18 for guidance.
Note 7. Disaggregated Revenue, page F-21

13. Please refer to prior comment 14. We note your disclosure on page F-13 that software licensing and related support services revenue related to the contract with WGI is accounted for as a single performance obligation over time based on the output method.
       We also note that the license of software appears to be perpetual and that you appear to
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Page 4

       have recognized the entire amount related to the license of software in FY 2023. Please identify for us the key contractual terms and provide the specific accounting guidance you considered related to the following:

             clarify how you determined the transaction price for each fiscal year;
             quantify the transaction price for each fiscal year;
             clarify the term of the contract and how this relates to the length of time of the performance obligation;
             clarify how you satisfy the performance obligation related to the license of the perpetual software and the support services in order to recognize revenue; and
             clarify whether there are renewal rights and if so how you account for them including how you considered if the renewal rights are material rights, if they are separate performance obligations and if so, how you considered the portion of the transaction price to allocate to the renewal right as discussed in ASC 606-10-25-16B and ASC
           606-10-55-41.

       Please revise your disclosure here and in your summary of significant accounting policies as needed.
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance